NOL

09047406

RECEIVED

2009 NOV 30 A 11: 17

18 November 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

Pursuant to Rule 703 of the Listing Manual of the Singapore Exchange Securities Trading Limited, NOL has today made an announcement in relation to the agreement entered with DBS Bank Ltd for a term loan of Singapore Dollars equivalent of up to US$160 million to partially finance the vessels of the NOL Group, where the vessels will be mortgaged to DBS Bank Ltd as security for the loan.

Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Rule 703 - DBS Term Loan) - 18Nov09.DOC

APL   APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	18-Nov-2009 17:16:47
Announcement No.	00046

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	ANNOUNCEMENT PURSUANT TO RULE 703 OF THE LISTING MANUAL
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	DBS_USD160m_Term_Loan_18Nov09.pdf Total size = **16K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

ANNOUNCEMENT PURSUANT TO RULE 703 OF THE LISTING MANUAL

Pursuant to Rule 703 of the Listing Manual of the Singapore Exchange Securities Trading Limited, Neptune Orient Lines Limited ("**NOL**") announces that it has today entered into an agreement with DBS Bank Ltd for a term loan of Singapore Dollars equivalent of up to US$160 million to partially finance the vessels of the NOL Group, where the vessels will be mortgaged to DBS Bank Ltd as security for the loan.

The financing transaction is not expected to have a material impact on the net tangible assets or earnings per share of NOL Group for the current financial year.

DBS Bank Ltd is an associated company of Temasek Holdings (Private) Limited, the controlling shareholder of NOL. Save as disclosed, none of the Directors or controlling shareholders of NOL has any interest, direct or indirect, in the financing transaction.

BY ORDER OF THE BOARD

Wong Kim Wah
Company Secretary

18 November 2009